GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

July 27, 2010

VIA EDGAR AND BY HAND

Katherine Wray Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	GXS Worldwide, Inc.
Registration Statement on Form S-4
Filed on June 21, 2010
File No. 333-167650

Dear Ms. Wray:

GXS Worldwide, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment”).

This letter responds to comments of the Staff of the Securities and Exchange Commission contained in your letter dated July 15, 2010.

For your convenience, three copies of the Amendment are enclosed.

Comment:

1.
We note that you are registering the new notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company has included the above-requested letter as Enclosure A to this letter.

Comment:

2.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Accordingly, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

The Company has deleted the reference to the safe harbor provided in the Private Securities Litigation Reform Act of 1995.  Please see page iv.

Comment:

3.
Please revise your filing to ensure that it provides all disclosure required by the amendments to Items 401 and 402 of Regulation S-K adopted by Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December 16, 2009, effective February 28, 2010), to the extent applicable.

Response:

With respect to the value of option awards, the Company has revised its calculations so that award values are computed in accordance with FASB ASC Topic 718 and clarified the method used to calculate the value of the awards in the text of the Compensation Discussion and Analysis and the Summary Compensation Table.  Please see pages 70, 71, 72 and 73.

With respect to the Management disclosure, the Company has revised its disclosure to discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that each such person should serve as a director of the Company.  Please see page 87. In addition, the Company respectfully notes that it operates as a privately held corporation and that its directors are appointed pursuant to director appointment rights held by its primary stockholders.

Comment:

4.
Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement of the offer.  In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date.  See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Securities Exchange Act of 1934.  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Response:

The Company confirms that the offer will be open at least through midnight on the twentieth business day following commencement of the offer.  The Company has revised its disclosure in response to this comment.  See the Prospectus Cover and  pages 1 and 155.  See also exhibits 99.1, 99.3 and 99.4.

The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Comment:

5.	Please revise to include the applicable undertakings called for by Items 512(a)(5) and 512(a)(6) of Regulation S-K. Alternatively, tell us why you believe no such undertakings are required.

Response:

The Company has revised the undertakings as appropriate.  Please see page II-3.

Comment:

6.
For each co-registrant guarantor, please revise to include the signatures on behalf of the co-registrant, as well as the signatures of its principal executive officer, principal financial, controller or principal accounting officer, and at least a majority of the board of directors.  See the Signatures section of Form S-4.

Response:

The Company has revised its registration statement to include these signatures as applicable to the co-registrant guarantor entities.  See page II-6.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at (301) 340-5342 or Ms. Deanna Kirkpatrick at (212) 450-4135.

Very truly yours,

By:	/s/ Richard B. Nash
	Name:	Richard B. Nash
	Title:	Senior Vice President & General Counsel

cc:	Deanna Kirkpatrick
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY  10017

ENCLOSURE A

GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

July 27, 2010

VIA EDGAR AND BY HAND

Katherine Wray Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	GXS Worldwide, Inc.
Registration Statement on Form S-4
Filed on June 21, 2010
File No. 333-167650

Dear Ms. Wray:

In connection with the above-referenced Registration Statement on Form S-4, relating to the offer by GXS Worldwide, Inc. (the “Company”) to exchange its 9.75% New Senior Secured Notes due 2015 for its outstanding 9.75% Senior Secured Notes due 2015, the Company, GXS, Inc., GXS International, Inc., GXS Investments, Inc. and HAHT Commerce, Inc. (each a “Guarantor” and together the “Guarantors”) confirm to the Staff that the Company and each of the Guarantors are registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company and each of the Guarantors represent to the Staff that:

(i)  Neither the Company nor the Guarantors have entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Company’s and each Guarantor’s information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company and each Guarantor will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company and each Guarantor acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the required selling securityholder information.

(ii)  The Company and each Guarantor will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company, a Guarantor or an affiliate of the Company to distribute the new notes.

(iii)        The Company and each Guarantor will also make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new notes.

(iv)        The Company and each Guarantor will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at (301) 340-5342 or Ms. Deanna Kirkpatrick at (212) 450-4135.

Very truly yours,

By:	/s/ Richard B. Nash
	Name:	Richard B. Nash
	Title:	Senior Vice President & General Counsel

cc:	Deanna Kirkpatrick
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY  10017